AquaLiv Technologies, Inc.
4550 NW Newberry Hill Road
Suite 202

Silverdale, WA 98383

March 12, 2011

Martin James

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re: AquaLiv Technologies, Inc.

Form 10-K for the fiscal year ended September 30, 2011

Filed January 13, 2012

Form 10-K/A for the fiscal year ended September 30, 2011

Filed January 25, 2012

Form 10-Q/A for the period ended December 31, 2010

Filed February 13, 2012

Form 10-Q/A for the period ended March 31, 2011

Filed February 13, 2012

File No. 333-147367

Dear Mr. James:

By letter dated February 28, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided AquaLiv Technologies, Inc. (the “Company,” “AquaLiv,” “we,” “us” or “our”) with its comments on certain of the Company’s periodic filings under the Exchange Act of 1934, as amended.. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Amendment No.1 to Form 10-K for the year ended September 30, 2011 filed January 25, 2012

Financial Statements, page 16

Statements of Cash Flows, page 21

1.     Please tell us how you reflected the $79,000 of cash received as part of your acquisition of AquaLiv in the statement of cash flows for the year ended September 30, 2011 and in your amendments to your Forms 10-Q for the periods ended December 31, 2010, March 31, 2011 and June 30, 2011.

RESPONSE: The $79,000 received as part of the acquisition consideration of AquaLiv was not reflected in the statement of cash flows in our year ended September 30, 2011 Form 10-K. The Company will amend the statement of cash flows contained in such filing to reflect the proceeds as “Proceeds of capital stock issuance.” However, such amount was properly reflected in the amendments to our filings on Forms 10-Q for the quarterly periods ended December 31, 2010, March 31, 2011 and June 30, 2011 as “Proceeds of capital stock issuance”.

Note 1. Summary of Significant Accounting policies, page 22

2.     Please tell us how you calculated the non-controlling interest of AquaLiv presented on your balance sheet and statements of operations for the reported periods. Specifically, please provide us with your calculations beginning with a balance sheet of AquaLiv showing its total equity as of September 30, 2011 as well as AquaLiv’s statement of operations for the year then ended showing its net loss.

RESPONSE: The balance sheet for AquaLiv for the period ending September 30, 2010 (the initial basis for our equity calculation) was filed in our 8-K/A on March 11, 2011. The equity balance at that time was $12,454. The following is a roll forward of the AquaLiv equity, net gain/loss, and the non-controlling interest portions for that entity:

	AquaLiv, Inc.		50% Interest
September 30, 2010 equity		12,454
Equity additions prior to acquisition		35,000
Adjustment prior to acquisition		(173)
Beginning Equity		47,281		23,641
Q1: Profit/Loss	5,009		2,505
Q2: Profit/Loss	(20,222)		(10,111)
Q3: Profit/Loss	(16,148)		(8,074)
Q4: Profit/Loss	(52,550)		(26,275)
Fiscal Year 2011 Profit/Loss		(83,911)		(41,956)
September 30, 2011 Equity		(36,630)		(18,315)

The AquaLiv statement of operations was as follows:

Statement of Operations	FY2011
AquaLiv, Inc.
REVENUES:

Sales	446,053

Total Revenues	446,053

COST OF GOODS SOLD	180,215

GROSS PROFIT	265,838

OPERATING EXPENSES:
Consulting fees	14,811
Payroll expense	127,217
Research and development	9,936
Travel, meals, and entertainment	17,287
Other general and administrative	180,498

Total Operating Expenses	349,749

LOSS FROM OPERATIONS	(83,911)

OTHER INCOME (EXPENSE):	-

NET INCOME (LOSS) BEFORE INCOME TAX PROVISION	(83,911)

PROVISION FOR INCOME TAXES	-

CONSOLIDATED NET INCOME (LOSS)	(83,911)

3.     Please discuss for us the reasons for the significant increase in the loss attributable to noncontrolling interest in AquaLiv that occurred in the fourth quarter of fiscal 2011.

RESPONSE: AquaLiv, Inc. paid consulting fees to a business planning consultant and incurred increased travel expense related to our scientist and business development overseas.

Note 7. Notes Payable and Derivative Liabilities, page 25

4.     We note your discussion of the derivative liability that you recorded upon your analysis of the $50,000 convertible note and warrants you issued to an unaffiliated third party. However, you did not clearly describe the material terms of the note and the warrants, including, for example, the date on which the instruments were issued, the conversion terms of the note, the number of warrants issued, the exercise price of the warrants, etc.

  Please revise the second paragraph of the note to disclose this information.

RESPONSE: The footnote will be updated in our amended filing to more clearly describe the material terms of the note. As there are no actual warrants tied to the transaction, we will remove all related references.

  Further, please revise the paragraph to remove the disclosure that you “recognized the third note payable as a derivative liability” and instead, revise to clarify that you recognized the conversion option (and embedded derivative) as well as the warrants (a freestanding derivative) issued as part of the transaction as derivative liabilities.

RESPONSE: We will revise the disclosure in our amended filing to clarify our recognition of the conversion option (an embedded derivative) as a derivative liability.

5.     Tell us how the $50,000 convertible note is presented on your balance sheet and how the related cash flows during the period are reflected on your statements of cash flows. Tell us whether you issued the convertible notes and warrants for cash and reconcile the amount of cash you received from their issuance to the proceeds from notes payable and payments for notes payable reflected on your statements of cash flows.

RESPONSE: The $50,000 convertible note is represented on our balance sheet as derivative liability. The balance of the derivate liability ($111,111) represents the $50,000 face value of the note, plus $61,111 expensed on our statement of operations as loss on derivative liability. We received $50,000 for the issuance of the note and have included it as proceeds from notes payable on our statement of cash flows.

Certifications

6.     We note that the certifications filed with your 10-K/A on January 25, 2012, were the certifications that were filed with your 10-K on January 13, 2012. New currently dated certifications are required for each amendment. Please amend your filing in its entirety and file new, currently dated consents.

RESPONSE: The Company will include updated certifications and consents using current dates upon filing our amended 10-K.

Amendments to Forms 10-Q for the periods ended December 31, 2010 and March 31, 2011

Item 4. Controls and Procedures

7.     We note from your response to our prior comment 23 in your letter dated June 17, 2011, that in light of the amendments necessary to your Forms 10-Q, you have concluded that your disclosure controls and procedures were not effective. However, your disclosure still indicates that your disclosure controls and procedures were effective at the end of each of the periods presented in the amended Form 10-Q. Please further amend your Form 10-Q for the periods ended December 31, 2010 and March 31, 2011 to correct the disclosure to be consistent with your responses (i.e., that your disclosure controls and procedures were not effective at these dates).

RESPONSE: The Company will amend its quarterly filings on Form 10-Q for the periods ended December 31, 2010 and March 31, 2011 to reflect that our disclosure controls and procedures were not effective.

Sincerely,

/s/William Wright

William Wright

Chief Executive Officer